PURCHASE AND SALE AGREEMENT


         This PURCHASE AND SALE AGREEMENT, (the "Agreement"), is made as of October 24, 2001 and is effective as of 12:01 a.m. CDT October 1, 2001 (the "Effective Time"), by and between QUESTAR INFOCOMM, INC., a Utah corporation with its principal offices in Salt Lake City, Utah ("QIC"), QUESTAR CORPORATION, a Utah corporation, ("Parent"), and MOCON, INC. a Minnesota corporation with its principal executive offices in Minneapolis, Minnesota ("MOCON"). QIC, Parent and MOCON are referred to jointly as "the Parties."

         WHEREAS, the respective Boards of Directors of QIC and MOCON deem it advisable and in the best interests of their respective shareholders to consummate, and each of the Parties hereto have approved, the purchase by MOCON and the sale by QIC of all of the issued and outstanding shares of Questar Baseline Industries, Inc. ("Baseline"), a wholly- owned subsidiary of QIC, and

         WHEREAS, each of the Parties hereto desire to make certain representations, warranties and agreements in connection with the purchase and sale and also to prescribe various conditions therein;

         NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties intending to be legally bound agree as follows:

                                    ARTICLE I

                                 THE TRANSACTION

         Section 1.01. PURCHASE AND SALE OF STOCK; PURCHASE PRICE.

         (a) Upon and concurrently with the execution hereof, QIC shall, and hereby does, sell, transfer, convey, assign and deliver to MOCON and MOCON shall, and hereby does, purchase from QIC, as of the Effective Time, all of the authorized, issued and outstanding capital stock of Baseline (the "Shares"). QIC shall deliver the Shares to MOCON at the Closing (as hereinafter defined) free and clear of any encumbrances of any kind whatsoever.

The purchase price for the Shares shall be $3,400,000 (the "Purchase Price"), subject to decrease as provided in Section 1.03 hereof. The Purchase Price shall be payable as set forth in Section 1.02 hereof.

         Section 1.02. PAYMENT OF PURCHASE PRICE.

         At the Closing, MOCON shall (i) pay to QIC by wire transfer an amount equal to Three Million Sixty Thousand Dollars ($3,060,000) and (ii) deposit into an escrow account, pursuant to an escrow agreement in the form attached hereto as Exhibit 1.02 (the "Escrow Agreement") an amount equal to Three Hundred Forty Thousand Dollars ($340,000).


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         Section 1.03. ADJUSTMENT TO PURCHASE PRICE.

         (a) The Purchase Price shall be decreased, as referred to in Section 1.01, by the amount, if any, by which $3,050,000 exceeds the Closing Net Book Value.

         (b) "Closing Net Book Value" shall mean the amount of stockholder's equity of Baseline as of the Closing Date (as hereinafter defined), as determined by reference to the Closing Balance Sheet. In calculating the Closing Net Book Value, the effect of any increase in the account identified as "[Inventory Reserve]" from June 30, 2001 to the Closing Date, up to a maximum increase of $200,000, shall be excluded when determining such stockholder's equity. For purposes of clarity, if the amount of the Inventory Reserve account as shown on the Closing Balance Sheet was to increase by $300,000 from June 30, 2001, the effect of the second sentence of this Section 1.03(b) would be to cause the Closing Net Book Value to be $200,000 greater than what it would be in the absence of such sentence.

         (c) "Closing Balance Sheet" shall mean a balance sheet of Baseline as of the end of day immediately preceding the Closing Date which is prepared in accordance with U.S. generally accepted accounting principles consistently applied ("GAAP") and (to the extent not inconsistent with generally accepted accounting principles), prepared on a basis consistent with the June Balance Sheet (as defined in Section 3.06), but, notwithstanding the foregoing, shall be determined (i) without any increase in asset valuation or changes in depreciation policies that were used to prepare the June Balance Sheet and (ii) excluding any short-term or long-term accounts payable to and accounts receivable from Affiliates (as such term is defined in Rule 405 promulgated under the Securities Act of 1933) of QIC and QIC itself, all of which shall be assumed by and assigned to QIC prior to the Closing Date and effective as of the Effective Time; provided, however, that the accrued pension obligation referred to in Section 1.04 shall be included on the Closing Balance Sheet.

         (d) The determination of the Closing Net Book Value shall be accomplished after the date hereof. QIC will use its best efforts to cause a preliminary Closing Balance Sheet (the "Preliminary Balance Sheet"), as well as a statement of the amount of Closing Net Book Value as reflected therein, to be completed and delivered to MOCON within ninety (90) days of the Closing Date (as hereinafter defined).

         (e) MOCON shall have sixty (60) calendar days following the date of receipt of the Preliminary Balance Sheet to give written notice to QIC of any objection(s) to the Preliminary Balance Sheet or the computation of the Closing Net Book Value (the "Notice of Objection"). The Notice of Objection shall identify, in reasonable detail, that to which in the Preliminary Balance Sheet or the computation of the Closing Net Book Value objection is made. If no Notice of Objection is delivered by MOCON within that period, then the Preliminary Balance Sheet and computation of the Closing Net Book Value shall be deemed accepted and binding upon the parties on the last day of such period.

         (f) If MOCON issues a Notice of Objection, then MOCON and QIC, together with their representatives shall promptly meet, confer and negotiate in good faith with a view to resolving any and all differences. If such negotiations fail to resolve all differences or disputes


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


within fifteen (15) calendar days after Notice of Objection, either party may submit all disputed items to binding arbitration pursuant to the provisions of
Section 8.13 hereof.

         (g) Within three business days after all differences and disputes concerning the Closing Balance Sheet have been resolved (or within three days after the expiration of the period referred to in Section 1.03(e) if no Notice of Objection is given) or within three business days after MOCON has delivered a notice to QIC that it accepts the Preliminary Balance Sheet, QIC shall pay to MOCON the amount, if any, referred to in Section 1.03(a) hereof.


         Section 1.04. PENSION LIABILITY.

As of the Closing Date, Baseline has an accrued pension obligation to Questar Corporation with respect to benefit accruals for its employees under the Questar Corporation Retirement Plan, which shall not exceed $65,000, (the "Pension Liability") and which is not to be included in the exclusion of intercompany payables and receivables in the determination of Closing Net Book Value but which shall be included as a liability on the Closing Balance Sheet. This Pension Liability shall be paid by Baseline within sixty (60) days of the Closing Date.


         Section 1.05. CLOSING.

The closing of the transaction (the "Closing") will take place at the offices of QIC, 180 East 100 South, Salt Lake City, Utah, at 10:00 A.M. (local time), on October 24, 2001, or such other place and time as is mutually agreed to by QIC and MOCON (the date the Closing takes place is referred to as the "Closing Date"). At the Closing there shall be delivered (i) by QIC to MOCON the certificates and other documents and instruments required to be delivered under
Section 6.01 hereof and (ii) by MOCON to QIC the certificates and other documents and instruments required to be delivered under Section 6.02 hereof.

                                   ARTICLE II

                     REPRESENTATIONS AND WARRANTIES OF MOCON

         MOCON represents and warrants to QIC that the statements contained in this Article II are correct and complete as of the Closing Date:

         Section 2.01. ORGANIZATION, STANDING AND POWER.

              (a) MOCON is a corporation duly organized, validly existing and in good standing under the laws of Minnesota, its jurisdiction of incorporation.

              (b) MOCON has all requisite corporate power and authority, and has been duly authorized by all necessary approvals and orders of any nation or government, including Native American Nations that have been granted sovereign nation status by the United States Government, any state or political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to


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government, including, without limitation, any government authority, agency, department, board, council, commission or instrumentality of the United States, any Native American Nation that has been granted sovereign nation status by the United States Government, any State of the United States or any political subdivision thereof, and any tribunal or arbitrators of competent jurisdiction ("Governmental Entities"), to own, lease and operate its properties and to carry on its business as it now being conducted.

              (c) MOCON is duly qualified and in good standing to transact business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

         Section 2.02. CORPORATE AUTHORITY.

              (a) MOCON has all requisite corporate power and authority to enter into this Agreement.

              (b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of MOCON.

              (c) This Agreement has been duly executed and delivered by MOCON and constitutes a valid and binding obligation of MOCON enforceable in accordance with its terms, except that the availability of equitable remedies, including specific performance, may be subject to the discretion of any court before which any proceeding may be brought.

         Section 2.03. NO VIOLATION.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (a) conflict with or result in a breach or violation of any term or provision of, or constitute a default under (with or without notice or passage of time, or both), or otherwise give any natural person, firm, partnership, association, corporation, company, limited liability company, trust, business trust, Governmental Entity or other entity (each, a "Person") a basis for accelerated or increased rights or termination or nonperformance under, any indenture, mortgage, deed of trust, loan or credit agreement, promissory note, lease, license or other agreement or instrument to which MOCON is a party or by which MOCON is bound or affected or to which any of the property or assets of MOCON is bound or affected, (b) result in the violation of the provisions of the Articles of Incorporation or By-laws of MOCON or any applicable statute, law, ordinance, rule, regulation, permit, order, writ, judgment, injunction, decree or award issued, enacted or promulgated by any governmental entity or any arbitrator ("Legal Requirements") applicable to or binding upon it, or (c) result in the creation or imposition of any liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind (each a "Lien") upon any property or asset of MOCON.

         Section 2.04. CONSENTS AND APPROVALS.


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


         No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental entity or other public or private third party is required to be obtained by MOCON under any of the terms, conditions or provisions of any law or order or any contact to which MOCON is a party or by which MOCON or any of its respective assets or properties is bound in connection with the execution and delivery of this Agreement by MOCON or the consummation by MOCON of the transactions contemplated hereby, except for such filings, authorizations, orders and approvals as may be required of state and local governmental authorities.

         Section 2.05. VOTE REQUIRED.

         The affirmative vote of a majority of the Board of Directors of MOCON with respect to the adoption of this Agreement is the only corporate approval required by any statute, treaty, law, judgment, writ, injunction, decision, decree, order, regulation, ordinance or other similar authoritative matters (sometimes hereinafter separately referred to as a "Law" and sometimes collectively as "Laws") of any Governmental Entity or its governing documents to approve this Agreement and the transactions contemplated hereby. The Board of Directors of MOCON has taken all action required by Laws and its governing documents to approve the execution, delivery and performance by MOCON of this Agreement.

                                   ARTICLE III

             REPRESENTATIONS AND WARRANTIES REGARDING QIC AND PARENT

         QIC represents and warrants to MOCON that the statements contained in this Article III are correct and complete as of the Closing Date.

         Section 3.00 DISCLOSURE SCHEDULE

         The disclosure schedule marked as Exhibit 3.0 hereto (the "Disclosure Schedule") is divided into sections and subsections which correspond to the sections and subsections of this Article III. The Disclosure Schedule comprises an accurate and complete list of all exceptions to the truth and accuracy of, and of all disclosures or descriptions required by, the representations and warranties set forth below, and a disclosure or description made in any section or subsection thereof shall constitute a disclosure for purposes of any other subsection of this Agreement, but shall not constitute an exception to another representation or warranty which is more specific as to the subject matter thereof (for example, a reference to litigation in any financial statement shall not in and of itself constitute an exception to Section 3.06; the exception must be made specifically on Section 3.06 of the Disclosure Schedule).

         Section 3.01. ORGANIZATION, STANDING AND POWER OF QIC AND BASELINE.

              (a) QIC is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Baseline is a corporation duly organized, validly existing and in good standing under the laws of Colorado, its jurisdiction of incorporation. Baseline does not own, and has not at any time


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owned, of record or beneficially more than five percent (5%) of the outstanding equity securities having ordinary voting rights or power of any corporation or partnership or other legal entity.

              (b) QIC has all requisite corporate power and authority, and has been duly authorized by all necessary approvals and orders of Governmental Entities, to own, lease and operate its properties and to carry on its business as now being conducted. Baseline has full power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets as is now being conducted.

              (c) QIC is duly qualified and in good standing to transact business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary. Baseline is duly qualified or licensed to do business as a foreign corporation in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing. The Disclosure Schedule contains a list of all jurisdictions in which Baseline is qualified or licensed to do business.

              (d) True and complete copies of the Articles of Incorporation and Bylaws of Baseline, as currently in effect, are attached to the Disclosure Schedule.

              (e) The current officers and directors of Baseline are set forth on the Disclosure Schedule.

              Section 3.02. CAPITAL STRUCTURE.

(a) The authorized capital stock of Baseline consists solely of forty-nine thousand (49,000) shares of no par value common stock (the "Baseline Common Stock") of which, as of the Effective Time, thirty-three thousand eight hundred seventeen (33,817) shares were issued and outstanding (the "Outstanding Shares") and no shares of Baseline Common Stock were reserved for any purpose and no shares of Baseline Common Stock were issued after the Effective Time and no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) ("Voting Debt") on any matters on which shareholders of Baseline may vote are issued or outstanding.

              (b) All outstanding shares of Baseline's Common Stock are validly issued, fully paid and non-assessable and are owned, beneficially and of record, solely by QIC free and clear of any Liens. Baseline has not issued any shares of capital stock in violation of any preemptive rights.

              (c) There are no (i) shares of capital stock or other equity securities of Baseline outstanding except for the Outstanding Shares and there are no securities convertible into or exchangeable for such shares, securities or rights that are outstanding; (ii) outstanding options, warrants, conversion privileges or other rights to purchase or acquire any capital stock or other equity securities of Baseline or any securities convertible into or exchangeable for such shares, securities or rights or (iii) contracts, commitments, understandings, arrangements or restrictions by which any party is bound to issue or acquire


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


any additional shares of capital stock or other equity securities of Baseline or any options, warrants, conversion privileges or other rights to purchase or acquire any capital stock or other equity securities of Baseline or any securities convertible into or exchangeable for such shares, securities or rights.

              (d) There are no voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person with respect to the voting of, or the right to participate in dividends or other earnings of, any shares of any capital stock of Baseline.

              (e) There are no outstanding contractual obligations to repurchase, redeem or otherwise acquire any shares of Baseline Common Stock or to provide funds to, or make any investment (in the form of a loan, capital contribution or other wise) in, any Person.

         Section 3.03. CORPORATE AUTHORITY.

              (a) Each of QIC and the Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The affirmative vote of a majority of the Board of Directors of QIC with respect to the adoption of this Agreement is the only corporate approval required by any Law or QIC's or Parent's governing documents to approve this Agreement by Parent and QIC and the transactions contemplated hereby. The Board of Directors of QIC has taken all action required by Laws and its governing documents to approve the execution, delivery and performance by QIC of this Agreement.

              (b) This Agreement has been duly executed and delivered by each of QIC and Parent and constitutes a valid and binding obligation of QIC and Parent enforceable against QIC and Parent in accordance with its terms, except that the availability of equitable remedies, including specific performance, may be subject to the discretion of any court before which any proceeding may be brought.

              (c) The Distribution Agreement (as hereinafter defined) has been duly executed and delivered by Questar Energy Services, Inc., and constitutes a valid and binding obligation of such entity enforceable against it in accordance with its terms.

         Section 3.04. NO VIOLATION.

         The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (a) conflict with or result in a breach or violation of any term or provision of, or constitute a default under (with or without notice passage of time, or both), or otherwise give any Person a basis for accelerated or increased rights or termination or nonperformance under, any indenture, mortgage, deed of trust, loan or credit agreement, promissory note, lease, license or other agreement or instrument to which Parent, QIC or Baseline is a party or by which Parent, QIC or Baseline is bound or affected or to which any of the property or assets of Parent, QIC or Baseline is bound or affected, (b) result in the violation of the provisions of the Articles of Incorporation or By-laws of Parent, QIC or Baseline or any Law,
(c) result in the creation or imposition of any


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Lien upon any property or asset of Parent, QIC or Baseline or (d) otherwise adversely affect the contractual or other legal rights or privileges or assets of Parent, QIC or Baseline.

         Section 3.05. CONSENTS AND APPROVALS.

         With respect to Baseline, Parent and QIC, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or other public or private third party (a "Consent") is required to be obtained by QIC, Parent or Baseline under any of the terms, conditions or provisions of any Law or any contract or agreement to which QIC, Parent or Baseline is a party or by which QIC, Parent or Baseline or any of their respective assets or properties is bound in connection with the execution and delivery of this Agreement by QIC and Parent or the consummation by QIC and Parent of the transactions contemplated hereby.

         Section 3.06. BASELINE FINANCIAL STATEMENTS.

              (a) Attached to the Disclosure Schedule are true and complete copies of (i) the unaudited balance sheet of Baseline as of December 31, 2000 and the related unaudited statements of income, shareholders' equity and cash flows of Baseline for the twelve months then ended, (ii) the unaudited balance sheet of Baseline as of June 30, 2001 (the "Balance Sheet Date") and the related unaudited statements of income, shareholders' equity and cash flows for the six months then ended ("Financial Statements"). The Financial Statements dated as of, and for the period ended, June 30, 2001 are referred to as the "Most Recent Financial Statements" and the balance sheet included in the Most Recent Financial Statements is referred to as the "June Balance Sheet."

              (b) The Financial Statements (i) present fairly the financial condition of Baseline as of the dates indicated therein and the results of operations and changes in financial position of Baseline for the periods specified therein, (ii) have been prepared in conformity with GAAP (except for the absence of notes, and in the case of interim financial statements, the absence of year-end audit adjustments) and (iii) are in accordance with the books and records of Parent, QIC and Baseline and have been derived from the accounting records of Baseline and represent only actual, bona fide transactions.

         Section 3.07. NO UNDISCLOSED LIABILITIES.

              (a) Except as and to the extent reflected and reserved against in the June Balance Sheet or the footnotes thereto, and except for other liabilities and obligations arising in the ordinary course since the Balance Sheet Date which are consistent in type and amount with those reflected in the June Balance Sheet, Baseline has no Loss Contingencies or other liabilities or obligations, known or unknown, fixed or contingent, liquidated or unliquidated ("Liabilities"). For purposes of this Agreement, "Loss Contingency" shall have the meaning accorded to it by U.S. generally accepted accounting principles.

         Section 3.08. CONTRACTS AND COMMITMENTS; NO DEFAULT.

Baseline:


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


         (a) has no written contract, commitment, agreement or arrangement with any Person or any oral contract, commitment, agreement or arrangement which (1) requires payments individually in excess of $10,000 annually or in excess of $50,000 over its term (including without limitation periods covered by any option to extend or renew by either party) and (2) is not terminable on thirty
(30) days' or less notice without cost or other Liability to Baseline;

         (b) does not pay any person or entity cash remuneration at the annual rate (including without limitation guaranteed bonuses) of more than $50,000 for services rendered except for amounts paid to Baseline employees as disclosed on the April 1, 2001 census which is attached to the Disclosure Schedule;

         (c) is not restricted by agreement from carrying on its businesses or any part thereof anywhere in the world or from competing in any line of business with any person or entity;

         (d) is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person or entity;

         (e) is not party to any agreement, contract, commitment or loan to which any of its directors, officers or shareholders is a party;

         (f) is not subject to any outstanding sales or purchase contracts, commitments or proposals which will result in any loss upon completion or performance thereof;

         (g) is not party to any purchase or sale contract or agreement that calls for aggregate purchases or sales in excess over the course of such contract or agreement of $10,000 or which continues for a period of more than twelve months (including without limitation periods covered by any option to renew or extend by either party) which is not terminable on sixty (60) days' or less notice without cost or other Liability to Baseline at or any time after the Closing;

         (h) is not subject to any contract, commitment, agreement or arrangement with any "disqualified individual" (as defined in Section 280G(c) of the Internal Revenue Code of 1986, as amended (the "Code")) which contains any severance or termination pay liabilities which would result in a disallowance of the deduction for any "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) under Section 280G of the Code; and

         (i) has no distributorship, dealer, manufacturer's representative, franchise or similar sales contract relating to the payment of a commission.

True and complete copies (or summaries, in the case of oral items) of all items disclosed pursuant to Section 3.08 have been furnished to MOCON for review. All such items are valid and enforceable by and against Baseline in accordance with their respective terms; Baseline is not in breach, violation or default, however defined, in the performance of any of its obligations thereunder, and no facts and circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute such a breach, violation or default thereunder or thereof; and, to QIC's knowledge, no other parties thereto are in a breach, violation or default, however defined, thereunder or thereof, and no facts or


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


circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute such a breach, violation or default thereunder or thereof.

         Section 3.09. BANKING AND INSURANCE; POWER OF ATTORNEY.

              (a) Set forth in the Disclosure Schedule are the names and locations of all financial institutions at which Baseline maintains a checking account, deposit account, securities account, safety deposit box or other deposit or safekeeping arrangement, the numbers or other identification of all such accounts and arrangements and the names of all persons authorized to draw against any funds therein.

              (b) Set forth in the Disclosure Schedule is a list of the insurance policies and bonds and self insurance arrangements currently in force that cover or purport to cover risks or losses to or associated with Baseline's business, operations, permits, properties, assets, employees, agents and directors and all amounts claimed and all amounts paid pursuant to the same. To QIC's knowledge, no facts or circumstances exist that would cause Baseline to be unable to renew its existing insurance coverage as and when the same shall expire upon terms at least as favorable as those currently in effect, other than possible increases in premiums that do not result from any act or omission of Baseline. All present policies are in full force and effect and all premiums with respect thereto have been paid. Baseline has not been denied any form of insurance and no policy of insurance has been revoked or rescinded during the past five years.

              (c) There are no persons or entities holding general or special powers of attorney from Baseline.

         Section 3.10. LEGAL PROCEEDINGS.

         There are no actions, suits, arbitrations or proceedings pending or, to the knowledge of QIC threatened, against, relating to or affecting, nor are there any Governmental Entity investigations or audits pending or, to the knowledge of QIC, threatened against, relating to or affecting, Baseline or any of its assets and properties or any of Baseline's directors, officers and agents (but only in their capacity as such), and there are no facts or circumstances known to Baseline or QIC that could be reasonably expected to give rise to any such action, suit, arbitration, proceeding, investigation or audit, and Baseline is not subject to any order of any Governmental Entity which, individually or in the aggregate, is having or could be reasonably expected to have, individually or in the aggregate, a material adverse effect on Baseline's condition (financial or otherwise), working capital, assets, properties, liabilities, obligations, reserves, businesses, prospects, goodwill or going concern value (a "Material Adverse Effect"). There are no actions, suits, arbitrations or proceedings pending or, to the knowledge of QIC threatened, against, relating to or affecting, nor are there any Governmental Entity investigations or audits pending or, to the knowledge of QIC, threatened against, relating to or affecting QIC which could have, individually or in the aggregate, have a Material Adverse Effect. There are no actions, suits, arbitrations or proceedings pending or which questions or challenges the validity of this Agreement or any action taken or to be taken by the parties hereto pursuant to this Agreement or in connection with the transactions contemplated herein.


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


         Section 3.11. COMPLIANCE WITH LAWS AND ORDERS.

         Baseline does not require the Consent of any Governmental Entity to permit it to operate in the manner in which it presently is being operated. Baseline possesses all permits, licenses and other authorizations from all Governmental Entities presently required and necessary to permit it to operate its business in the manner in which it presently is conducted, and the consummation of the transactions contemplated by this Agreement will not prevent Baseline from being able to continue to use such permits and operating rights. All such permits, licenses and other authorizations are listed on the Disclosure Schedule.

         Section 3.12. TITLE TO PROPERTY, ENCUMBRANCES

         (a) Baseline has good and marketable fee simple record title in and to, or a leasehold interest in and to, all of its real property assets and fixtures reflected in the June Balance Sheet and all of its real property assets and fixtures purchased or otherwise used or occupied since the date of the June Balance Sheet (other than inventory disposed of in the ordinary course of business), including without limitation the real property located in Lyons, Colorado with a legal description of Lot 6, Eagle Canyon Subdivision and a street address of 19661 Highway 36, Lyons, CO 80540 (the "Lyons Real Property"). Such leasehold interests are valid and in full force and effect and enforceable in accordance with their terms and there does not exist any violation, breach or default thereof or thereunder. None of the real property assets or fixtures owned by Baseline is subject to any mortgage, pledge, lien, security interest, encumbrance, claim, easement, right-of-way, tenancy, covenant, encroachment, restriction or charge of any kind or nature (whether or not of record), except the following (herein called "Permitted Liens"): (i) liens securing specified liabilities or obligations in the amount shown on the June Balance Sheet with respect to which no breach, violation or default exists; (ii) mechanics', carriers', workers' and other similar liens arising in the ordinary course of business;
   (iii) minor imperfections of title which do not impair the existing use of such real property assets or fixtures; and (iv) liens for current taxes not yet due and payable or being contested in good faith by appropriate proceedings and in either case accrued for on the June Balance Sheet. The Disclosure Schedule contains a list of all real properties owned by, leased to or occupied by Baseline, and a description of Baseline's interest therein. All real properties owned by and leased to Baseline used in the conduct of its business are free from structural defects, in good operating condition and repair, with no material maintenance, repair or replacement having been deferred or neglected, suitable for the intended use and free from other material defects. Each such real property and its present use conform in all respects to all occupational, safety or health, zoning, planning, subdivision, platting and similar Laws, and there is, to the knowledge of QIC, no such Law contemplated that would affect adversely the right of Baseline to own or lease and operate and use such real properties. All public utilities necessary for the use and operation of any facilities on the aforesaid real properties are available for use or access at such properties and there is no legal or physical impairment to free ingress or egress from any of such facilities or real properties. Baseline is not a foreign person and is not controlled by a foreign person, as the term foreign person is defined in Section 1445(f)(3) of the Code.

         (b) Baseline has good and merchantable right, title and interest in and to, or a leasehold interest in and to, all its machinery, equipment, vehicles and other personal property reflected in the June Balance Sheet and purchased or otherwise used since the date of the June Balance Sheet. All of such leasehold interests relating to machinery, equipment, vehicles and other personal property are valid and in full force and effect and enforceable in accordance with their terms and there does not exist any violation, breach or default thereof or thereunder. None of such machinery, equipment, vehicles or other personal property owned by Baseline is subject to any mortgage, pledge, lien or security interest of any kind or nature (whether or not of record) except Permitted Liens. The machinery, equipment, vehicles and other personal property of Baseline which are necessary to the conduct of its business are in good operating condition and repair and fit for the intended purposes thereof and no material maintenance, replacement or repair has been deferred or neglected.

         Section 3.13. ACCOUNTS RECEIVABLE; INTERCOMPANY PAYABLES.

         (a) All accounts receivable of Baseline reflected in the June Balance Sheet and all accounts receivable of Baseline that have arisen since the Balance Sheet Date (except such accounts receivable as have been collected since such dates ) arose in the ordinary course of business, are valid and enforceable claims, and the goods and services sold and delivered that gave rise to such accounts were sold and delivered in conformity with all purchase orders, tariffs, agreements and specifications. The reserve for bad debts reflected on the June Balance Sheet has been established in accordance with GAAP. Except to the extent of applicable reserves shown in the June Balance Sheet, there are no claims, refusals to pay or other rights of set-off against any of the accounts and notes receivable of Baseline. No account or note debtor is delinquent in payment by more than ninety days.

         (b) As of the Effective Time, all notes and accounts and other amounts payable, other than the Pension Liability, which Baseline owed to any of its Affiliates (other than compensation that is payable in the ordinary course to its officers), have been satisfied in full and all notes and accounts receivable from its Affiliates have been either paid in full or written off, and the effects of such satisfaction of such payable and receivable amounts have been, or will be, properly accounted for when preparing the Closing Balance Sheet. Other than (i) the Pension Liability, (ii) Baseline's obligation under this Agreement, (iii) compensation that is payable in the ordinary course to Baseline's officers and (iv) Baseline's obligation under the Distribution Agreement (as hereinafter defined), Baseline has no Liability to any of its Affiliates. As used in this Section 3.13, the Affiliates of Baseline means the Affiliates of Baseline immediately prior to the Effective Time.

         Section 3.14. INTELLECTUAL PROPERTY.

         Baseline owns or has valid written agreements to use without the payment of royalties or other consideration all industrial and intellectual property, including without limitation patents, designs, trademarks, trade names, service marks, copyrights, computer software, know-how, trade secrets, proprietary processes and technology (individually an "Intellectual Property Right" and collectively "Intellectual Property Rights") used or employed in its business or reflected on the June Balance Sheet, all of which is described in the Disclosure Schedule. The conduct of the business of Baseline as presently conducted and as proposed to be conducted does not and will not infringe or violate or allegedly infringe or violate the Intellectual Property Rights of any person or entity. The Disclosure Schedule sets forth with respect to each Intellectual Property Right used or employed in the business of Baseline or reflected on the June Balance Sheet (i) the facts giving rise to Baseline's right to use, employ or reflect such Intellectual Property Right (e.g. it is owned, licensed or otherwise), (ii) if such Intellectual Property Right is owned, a description of any governmental or other grant, acknowledgment or evidence of such ownership (e.g. patent or trademark registrations, assignments from prior owners, etc.) and (iii) if such Intellectual Property Right is not owned, a description of any license or other basis upon which the right to use, employ or reflect such Intellectual Property Right is based. No Intellectual Property Right owned by Baseline is being infringed upon by any Person.

         Section 3.15. INDEBTEDNESS.

         Baseline has no indebtedness to QIC, any Affiliate of QIC or to any other party. No condition has become known to QIC that constitutes or, with notice or passage of time, or both, would constitute a default or a basis of FORCE MAJEURE or other claim of accelerated or increased rights, termination, excusable delay or nonperformance by Baseline or any other Person under any instrument or document relating to or evidencing indebtedness of Baseline that would entitle any Person to require Baseline to pay any portion of the principal amount of such indebtedness prior to the scheduled maturity thereof.

         Section 3.16. REGULATORY FILINGS.

         Baseline has made all required registrations and filings with and submissions to all applicable Governmental Entities relating to the operations of Baseline as currently conducted and no material deficiencies have been asserted by any such applicable Governmental Entities with respect to such registrations, filings or submissions and no facts or circumstances exist which would indicate that a material deficiency may be asserted by any such authority with respect to any such registration, filing or submission.

         Section 3.17. TAXES

         All tax and information reports, returns and related documents required to be filed on or before the Closing Date with respect to Baseline and its operations, including income-type, sales/use-type and employment-related taxes of the United States and each individual state and other applicable jurisdictions (and the political subdivisions thereof) have been timely filed. Baseline has duly and timely filed all other tax and information reports, returns and related documents required to be filed by them with any Governmental Entity, including without limitation all returns and reports of income, franchise, gross receipts, sales, use, occupation, employment, withholding, excise, transfer, real and personal property and other taxes, charges and levies (collectively, the "Tax Returns") and has duly paid, or made adequate provision for the due and timely payment of all such taxes and other charges, including without limitation interest, penalties, assessments and deficiencies, due or claimed to be due from them on or before the Closing Date by any such Governmental Entities; the reserves for all of such taxes and other charges reflected in the June Balance Sheet are adequate; and there are no liens for such taxes or other charges upon any property or assets of Baseline. The federal income tax returns filed by or on behalf of Baseline, or any consolidated tax return in which Baseline was included, have been examined by the Internal Revenue Service for all periods other than for the calendar years 1999 and 2000, including those expressly set forth in the Disclosure Schedule, and, except to the extent shown therein, all deficiencies asserted as a result of such examinations have been paid or finally settled and no issue has been raised by the Internal Revenue Service in any such examination which, by application of similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined. All deficiencies and assessments resulting from examination on or before the Closing Date of the Tax Returns of Baseline (or a consolidated Tax Return in which Baseline which included) have been paid. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax Return for any period.

         Section 3.18 BENEFIT PLANS.

              (a) Baseline does not sponsor, maintain, contribute to, is not required to contribute to and does not have nor could have any liability of any nature, whether known or unknown or fixed or contingent, with respect to, any Pension Plan as such term is defined in Section 3(2) of ERISA, including without limitation, any such plan that is excluded from coverage by Section 4(b)(5) of ERISA or is a "Multiemployer Plan" within the meaning of Section 4001(a)(3) of ERISA. Each such Pension Plan has been operated in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Law. All Pension Plans operated as plans that are qualified under the provisions of Section 401(a) of the Code satisfy in form and operation all applicable qualification requirements.

              (b) Neither Baseline nor any other "person" within the meaning of
Section 7701(a)(1) of the Code, that together with Baseline is considered a single employer pursuant to Sections 414(b), (c), (m) or (o) of the Code or Sections 3(5) or 4001(b)(1) of ERISA (all such "persons" an "Affiliated Organization") has or could have any liability of any nature, whether known or unknown, direct or indirect or fixed or contingent, to any Pension Plan, the Pension Benefit Guaranty Corporation ("PBGC") or any other person, arising directly or indirectly under Title IV of ERISA. No "reportable event" within the meaning of Section 4043 of ERISA, has occurred with respect to any Pension Plan. Neither Baseline nor any Affiliated Organization has ceased operations at any facility which could subject Baseline or any Affiliated Organization to liability under sections 4062(e), 4063 or 4064 of ERISA. Neither Baseline nor any Affiliated Organization maintains, contributes to or has participated in or agreed to participate in any Pension Plan that is a Multiemployer Plan. Neither Baseline nor any Affiliated Organization currently has any obligation, known or unknown, fixed or contingent, to make any withdrawal liability payment to any Pension Plan which is a Multiemployer Plan. Neither Baseline nor any Affiliated Organization has been a party to a sale of assets to which Section 4204 of ERISA applied with respect to which it could incur any withdrawal liability (including any contingent or secondary withdrawal liability) to any Multiemployer Plan. Neither Baseline nor any Affiliated Organization has incurred, or has experienced an event that may, within the ensuing 12 months, result in a "complete withdrawal" or "partial withdrawal" as such terms are defined in Sections 4203 or 4205 of ERISA, with respect to a Pension Plan which is a Multiemployer Plan, and nothing has occurred that could result in such a complete or partial withdrawal. Neither Baseline nor any Affiliated Organization has incurred a decline in contributions to any Multiemployer Plan such that, if the current rate of contributions continues, a seventy percent (70%) decline in contributions (as defined in Section 4205 of ERISA) will occur within the next three plan years.

              (c) Baseline does not sponsor, maintain, contribute to, is not required to contribute to and does not have nor could have any Liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any Welfare Plan, as such term is defined in Section 3(1) of ERISA, whether insured or otherwise, including without limitation, any such plan that is a Multiemployer Plan within the meaning of Section 3(37) of ERISA. Each Welfare Plan has been operated in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Law. Benefits under each such Welfare Plan are fully insured by an insurance company unrelated to Baseline or QIC. Baseline has not established or contributed to, is not required to contribute to and does not have nor could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any "voluntary employees' beneficiary association" within the meaning of Section 501(c)(9) of the Code, "welfare benefit fund" within the meaning of Section 419 of the Code, "qualified asset account" within the meaning of Section 419 or Section 419A of the Code or "multiple employer welfare arrangement" within the meaning of Section 3(40) or ERISA. No Welfare Plan which is a Multiemployer Plan imposes any post-withdrawal liability or contribution obligations upon Baseline. Baseline does not maintain, contribute to and does not have nor could have any liability of any nature, whether known or unknown, direct or indirect, or fixed or contingent with respect to medical, health, life or other welfare benefits, benefits for present or future terminated employees or their spouses or dependents other than as required by Part 6 of Subtitle B of Title I of ERISA or any comparable state law.

              (d) Baseline is not a party to, does not maintain, contribute to, is not required to contribute to and does not have nor could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any bonus plan, incentive plan, stock plan or any other current or deferred compensation agreement, arrangement or policy, or any individual employment agreement ("Compensation Plans"). Each Compensation Plan has been operated in accordance with its terms and in compliance with applicable Law.

              (e) There are no facts or circumstances which could, directly or indirectly, subject Baseline or any Affiliated Organization to any (i) excise tax or other liability under Chapters 43, 46 or 47 of Subtitle D of the Code,
(ii) penalty tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) civil penalty, damages or other liability under Section 502 of ERISA.

              (f) Full payment has or will prior to Closing have been made of all amounts which Baseline or any Affiliated Organization is directly or indirectly required, under applicable Law, the terms of any Pension Plan or Welfare Plan or Compensation Plan, or any agreement relating to any Pension Plan or Welfare Plan or Compensation Plan, to have paid as a contribution, premium or other remittance thereto or benefit thereunder. Each Pension Plan that is subject to the minimum funding standards of Section 412 of the Code meets those standards and has not incurred any accumulated funding deficiency within the meaning of Section 412 or 418B of the code and no waiver of any minimum funding requirement under Section 412 of the Code has been applied for or obtained with respect to any such Pension Plan. Baseline and each

Affiliated Organization has made adequate provisions for reserves or accruals in accordance with generally accepted accounting principles to meet contribution, benefit or funding obligations arising under applicable Law or the terms of any Pension Plan or Welfare Plan or Compensation Plan or related agreement. There will be no change on or before Closing in the operation of any Pension Plan, Welfare Plan or Compensation Plan or any documents with respect thereto which will result in an increase in the benefit liabilities under such plans, except as may be required by law.

              (g) Baseline has timely complied with all reporting and disclosure obligations with respect to the Pension Plans, Welfare Plans and Compensation Plans imposed by the Code, ERISA or other applicable law.

              (h) There are no pending or, to QIC's knowledge, threatened audits, investigations, claims, suits, grievances or other proceedings, involving, directly or indirectly, any Pension Plan, Welfare Plan, or Compensation Plan, or any rights or benefits thereunder, other than the ordinary and usual claims for benefits by participants, dependents or beneficiaries.

              (i) The transactions contemplated herein do not result in the acceleration of accrual, vesting, funding or payment of any contribution or benefit under any Pension Plan, Welfare Plan or Compensation Plan.

              (j) No action or omission of Baseline or any director, officer, employee, or agent thereof in any way restricts, impairs or prohibits MOCON or Baseline or any successor from amending, merging, or terminating any Pension Plan, Welfare Plan or Compensation Plan in accordance with the express terms of any such plan and applicable law.

              (k) The Disclosure Schedule lists and QIC has delivered to MOCON true and complete copies of: (i) all Pension, Welfare and Compensation Plans and related trust agreements or other agreements or contracts evidencing any funding vehicle with respect thereto; (ii) the three most recent annual reports on Treasury Form 5500, including all schedules and attachments thereto, with respect to any Plan for which such a report is required; (iii) the three most recent actuarial reports with respect to any Pension Plan that is a "defined benefit plan" within the meaning of Section 414(j) of the Code; (iv) the form of summary plan description, including any summary of material modifications thereto or other modification communicated to participants, currently in effect with respect to each Pension Plan, Welfare Plan or Compensation Plan; (v) the most recent determination letter with respect to each Pension Plan intended to qualify under Section 401(a) of the Code and the full and complete application therefor submitted to the Internal Revenue Service.

              (l) Except for the Pension Liability set forth in Section 1.04 of this Agreement and the Baseline Pension, Welfare and Compensation Plans disclosed in Sections 3.18(a), (b) and (c) of the Disclosure Schedule, there are no facts or circumstances which could, directly or indirectly, subject Baseline, MOCON or any of their affiliates to any liability of any nature with respect to any pension, welfare, incentive, perquisite, paid time off, severance or other benefit plan, policy, practice or agreement sponsored, maintained or contributed to by QIC, Parent or any affiliate or to which QIC, Parent or any affiliate is a party of with respect to which QIC, Parent or any affiliate could have any liability.

         Section 3.19. ABSENCE OF CERTAIN CHANGES.

         (a) Since the date of the June Balance Sheet, Baseline has owned and operated its assets, properties and businesses in the ordinary course of business and consistent with past practice. Without limiting the generality of the foregoing, Baseline has not:

                  (i) suffered any adverse change in its condition (financial or otherwise), working capital, assets, properties, liabilities, obligations, reserves, businesses, prospects, goodwill or going concern value or experienced any event or failed to take any action which reasonably could be expected to result in such an adverse change;

                  (ii) suffered any loss, damage, destruction or other casualty (whether or not covered by insurance) or suffered any loss of officers, employees, dealers, distributors, independent contractors, customers, or suppliers or other favorable business relationships;

                  (iii) declared, set aside, made or paid any dividend or other distribution in respect of its capital stock; or purchased or redeemed any shares of its capital stock;

                  (iv) issued or sold any shares of its capital stock, or any options, warrants, conversion, exchange or other rights to purchase or acquire any such shares or any securities convertible into or exchangeable for such shares;

                  (v) incurred any indebtedness for borrowed money;

                  (vi) mortgaged, pledged, or subjected to any lien, lease, security interest or other charge or encumbrance any of its properties or assets, tangible or intangible except Permitted Liens;

                  (vii) acquired or disposed of any assets or properties other than inventory in the ordinary course of business;

                  (viii) forgiven or canceled any debts or claims, or waived any rights;

                  (ix) entered into any material transaction;

                  (x) granted to any officer or salaried employee or any other employee any increase in compensation in any form or paid any severance or termination pay;

                  (xi) entered into any commitment for capital expenditures for additions to plant, property or equipment having an aggregate value of $10,000 or more; or

                  (xii) agreed, whether in writing or otherwise, to take any action described in this subsection.

         Section 3.20 ORDERS, COMMITMENTS AND RETURNS. All accepted and unfulfilled orders for the sale of products and the performance of services entered into by Baseline and all outstanding contracts or commitments for the purchase of supplies, materials and services were made in bona fide transactions in the ordinary course of business. There are no claims against Baseline to return products by reason of alleged over-shipments, defective products or otherwise, or of products in the hands of customers, retailers or distributors under an understanding that such products would be returnable.

         Section 3.21 LABOR MATTERS. Baseline is and has been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including without limitation any such Laws respecting employment discrimination and occupational safety and health requirements, and has not and is not engaged in any unfair labor practice. There is no unfair labor practice complaint against Baseline pending or, to QIC's knowledge, threatened before the National Labor Relations Board or any other comparable Authority. There is no labor strike, dispute, slowdown or stoppage actually pending or, to QIC's knowledge, threatened against or directly affecting Baseline. No labor representation question exists respecting the employees of Baseline and there is not pending or, to QIC's knowledge, threatened any activity intended or likely to result in a labor representation vote respecting the employees of Baseline. No grievance or any arbitration proceeding arising out of or under collective bargaining agreements is pending and no claims therefor exist or, to QIC's knowledge, have been threatened. No collective bargaining agreement is binding and in force against Baseline or currently being negotiated by Baseline. Baseline has not experienced any significant work stoppage or other significant labor difficult. Baseline is not delinquent in payments to any persons for any wages, salaries, commissions, bonuses or other direct or indirect compensation for any services performed by them or amounts required to be reimbursed to such persons, including without limitation any amounts due under any Pension Plan, Welfare Plan or Compensation Plan. Upon termination of the employment of any person, neither Baseline, MOCON or any subsidiary of MOCON will, by reason of anything done at or prior to or as of the Closing Date, be liable to any of such persons for so-called "severance pay" or any other payments. Within the twelve (12) month period prior to the date hereof there has not been any expression of intention to Baseline by any officer or key employee to terminate such employment.

         Section 3.22 RELATIONSHIPS. To the knowledge of QIC, there has not been in the twelve (12) month period prior to the date hereof any adverse change in the business relationship of Baseline with any customer, dealer or supplier to Baseline, nor has Baseline received any notice (written or oral) that any of its customers, dealers or suppliers will terminate its relationship with Baseline or, as the case may be, decrease its business with Baseline, as a result of the transactions contemplated by this Agreement or for any other reason.

         Section 3.23. COMPLIANCE WITH LAW. Without limiting the scope of any other representations or warranties contained in this Agreement, the assets, properties, businesses and operations of Baseline are and have been in compliance with all Laws applicable to the ownership and conduct of their assets, properties, businesses and operations. There are no outstanding and unsatisfied deficiency reports, plans of correction, notices of noncompliance or work orders relating to any Governmental Entity, and no such discussions with any Governmental Entity is scheduled or pending.

         Section 3.24. ASSETS OF BUSINESS. The assets owned or leased by Baseline constitute all of the assets held for use or used primarily in connection with its businesses and are adequate to carry on such businesses as presently conducted and as contemplated by Baseline to be conducted.

         Section 3.25. PRODUCTS AND WARRANTIES. Each product manufactured, sold, leased, or delivered by Baseline has been in conformity with all applicable contractual commitments and all express and implied warranties, and meets or exceeds the standards required by all Laws. Baseline does not have any Liability (and there is no basis for any present or any future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of it giving rise to any Liability) for replacement or repair of any product manufactured, sold, leased, or delivered by Baseline or other damages in connection therewith. No product manufactured, sold, leased, or delivered by Baseline is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease. The Disclosure
Schedule includes copies of the standard terms and conditions of sale or lease for Baseline (containing applicable guaranty, warranty, and indemnity provisions).

         Section 3.26 PRODUCT LIABILITY; AUTO LIABILITY AND WORKERS' COMPENSATION. Baseline does not have any Liability (and there is no basis for any present or any future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability) arising out of: (i) any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by Baseline; or (ii) any injury to individuals or property as a result of the ownership or lease by Baseline of any automobile. There are no open workers' compensation claims against Baseline.

         Section 3.27 TRANSACTIONS WITH CERTAIN PERSONS. During the past three years, Baseline has not, directly or indirectly, purchased, leased or otherwise acquired any property or obtained any services from, or sold, leased or otherwise disposed of any property or furnished any services to, or otherwise dealt with, in the ordinary course of business or otherwise any Affiliate of Baseline or any person related by blood or marriage to any such Affiliate (except with respect to compensation in the ordinary course of business for services rendered as an officer, director or employee of Baseline). Baseline does not owe any amount to, or have any agreement or contract with or commitment to, any of its Affiliate or any person related by blood or marriage to any such Affiliate (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business), and none of such persons owes any amount to Baseline. No part of the property or assets of any Affiliate of Baseline or any person related by blood or marriage to any such Affiliate is used by Baseline.

         Section 3.28 BOOKS AND RECORDS. The books of account, minute books, stock record books, and other records of Baseline are complete and correct in all material respects and have been maintained in accordance with reasonable business practices. The minute books of Baseline contain accurate and complete records of all formal meetings held of, and corporate action taken by, the shareholders, the Board of Directors, and committees of the Board of Directors of Baseline. At the Closing, all of those books and records will be in the possession of Baseline.

         Section 3.29 HAZARDOUS SUBSTANCES AND HAZARDOUS WASTES.

         (i) There is not now, nor has there ever been, any disposal, release or threatened release of Hazardous Materials (as defined below) on, from or under properties now or ever owned or leased by or to Baseline (the "Properties") other than trichloroethane ("TCA") which was released in the groundwater on and underneath the Properties in 1991. Subsequent monitoring of the levels of TCA in the groundwater referred to in the immediately preceding sentence reveal that such levels are decreasing, and the current levels of TCA in the groundwater on and underneath the Properties and on the Properties themselves do not violate any Laws. There has not been generated by or on behalf of Baseline any Hazardous Material; provided, however, that Baseline uses Hazardous Materials in the ordinary course of business, which such used Hazardous Materials are stored and disposed of in compliance with all Laws and provided further that the amount of Hazardous Materials used and generated by Baseline do not exceed the level which would disqualify Baseline from being a "Conditionally Exempt Small Quantity Generator" as such term is used in 40 CFR 261. No Hazardous Material has been disposed of or allowed to be disposed of on or off any of the Properties which may give rise to a clean-up responsibility, personal injury liability or property damage claim against Baseline or, or Baseline being named a potentially responsible party for any such clean-up costs, personal injuries or property damage or create any cause of action by any third party against Baseline. For purposes of this subsection, the terms "disposal" "release," and "threatened release" shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the term "Hazardous Material" means any hazardous or toxic substance, material or waste or pollutants, contaminants or asbestos containing material which is or becomes regulated by any Authority in any jurisdiction in which any of the Properties is located, including without limitation any material or substance which is (i) defined as a "hazardous waste" or a "hazardous substance" under applicable Law, (ii) designated as a "hazardous substance" pursuant to Section 311 of the Federal Water Pollution Control Act, (iii) defined as a "hazardous waste" pursuant to Section 1004 of the Federal Resource Conservation and Recovery Act, or (iv) defined as a "hazardous substance" pursuant to Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

         (ii) None of Properties is (or with respect to past Properties was at the time of disposition) in violation of any Law (with respect to past Properties, Laws in effect at the time of disposition) relating to industrial hygiene or to the environmental conditions on, under or about such Properties, including without limitation soil and ground water condition and there are (or at the time of disposition were) no underground tanks or related piping, conduits or related structures. During the period that Baseline owned or leased the Properties, neither Baseline nor any third party used, generated, manufactured or stored on, under or about such Properties or transported to or from such Properties any Hazardous Materials and there has been no litigation brought or threatened against Baseline or any settlements reached by Baseline with any third party or third parties alleging the presence, disposal, release or threatened release of any Hazardous Materials on, from or under any of such Properties.

         (iii) Baseline has taken, and caused all third parties to take, all monitoring and other actions required by the No Further Action letter issued by the Colorado Department of Public Health and Environment (the "CDPHE") on August 4, 1995 (the "NFA Letter") to cause the CDPHE to refrain from taking any further action with respect to the subject matters of the NFA Letter.

         Section 3.30. INVENTORY.

         All inventory of Baseline, whether reflected in the Closing Balance Sheet or otherwise, consists of a quality and quantity usable and salable in the ordinary course of business, and the present quantities of all inventory of Baseline are reasonable in the present circumstances of the business as currently conducted or proposed to be conducted.

         Section 3.31 BROKERS.

         Neither QIC nor any of its respective directors, officers or employees has employed any broker, finder, or financial advisor or incurred any Liability for any brokerage fee or commission, finder's fee or financial advisory fee, in connection with the transactions contemplated hereby, nor is there any basis known to Baseline for any such fee or commission to be claimed by any person or entity for which Baseline or MOCON may be responsible.

         Section 3.32. DISCLOSURE.

No information contained in any Schedule or other writing delivered pursuant to this Agreement or at the Closing contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to make the statements herein or therein not misleading. There is no specific fact known to QIC or Baseline that either party has not disclosed to MOCON in writing that had or may reasonable be expected to have a Material Adverse Effect which is not primarily attributable to general economic conditions.

                       ARTICLE IV - INTENTIONALLY OMITTED


                                    ARTICLE V

                                    COVENANTS

         Section 5.01. DISTRIBUTION AND SUPPORT AGREEMENT.

         Baseline has entered into a Distribution and Support Agreement effective as of September 30, 2001, with Questar Energy Services, Inc., for continued distribution and support of Baseline's products, a copy of which such agreement is attached hereto as Exhibit 5.01 (the "Distribution Agreement"). The Parties hereby recognize and affirm the rights and obligations set forth in the Distribution Agreement.

         Section 5.02. PUBLIC ANNOUNCEMENTS.

None of the parties hereto shall make any public announcement with respect to the transactions contemplated herein without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed; provided, however, that (a) any of the parties hereto may at any time make any announcements which are required by applicable Law so long as the party so required to make an announcement promptly upon learning of such requirement notifies the other parties of such requirement and discusses with the other parties in good faith the exact proposed wording of any such announcement, and
(b) MOCON and QIC or their Affiliates may make such announcements as may be required by the rules of any applicable stock exchange and (c) following the initial public announcement by MOCON or its Affiliates of such transaction, MOCON may have such communications with the financial press, the "City," brokers, institutional investors and others having an interest in its economic performance and activities as it may consider necessary or customary under the circumstances.

         Section 5.03 TAX UNDERTAKINGS.

         (a) The parties hereto agree to furnish or cause to be furnished to each other upon request, as promptly as practicable, such information and assistance relating to Baseline (including, without limitation, access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any tax. The parties hereto shall retain all books and records with respect to taxes pertaining to Baseline for a period of at least six years following the Closing Date. At the end or such period, each of the parties hereto shall provide each other party with at least thirty (30) days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at is expense, of such books and records if they relate to periods preceding the Closing Date. Each of the parties hereto shall cooperate with the other parties hereto in the conduct of any audit or other proceeding relating to taxes relating to periods preceding the Closing Date.

         (b) In the event that any sales or use tax, or any tax in the nature of a sales or use tax, or any transactional tax is payable or assessed relative to the transactions contemplated herein, QIC shall pay all such taxes and shall not collect any part thereof from Baseline or MOCON.

         Section 5.04. EMPLOYEE MATTERS.


         (a) Subject to the Employment Agreements listed in Section 3.18(d) of the Disclosure Schedule and any applicable law, neither QIC nor Parent is aware of any restrictions on Baseline's ability to terminate (or MOCON's ability to cause Baseline to terminate) the employment of any Baseline employee in Baseline or MOCON's discretion, nor will QIC or Parent seek to impose any such restrictions on Baseline or MOCON's discretionary ability to terminate, or cause the termination of, Baseline employees.

         (b) MOCON shall:

              (i) allow, after the Closing Date, employees of Baseline as of the Closing which are employed by MOCON or Baseline immediately following the Closing (the "Retained Employees") to use or be paid for, at the election MOCON, the remaining amount of accrued but unused vacation and unpaid sick leave as of the Closing, all of which is described on Schedule 5.04(c), subject to the work requirements of MOCON, to which such employees were entitled immediately prior to the Closing Date.

              (ii) allow each Retained Employee to participate, as soon as practicable, in all job placement, job posting, job training, career development and educational programs of MOCON that are made available to employees of MOCON who are in employed in a similar position as such Retained Employee.

(c) All accrued but unused vacation and unpaid sick leave of employees of Baseline as of the Closing Date is, or will be, included as a liability on the Preliminary Balance Sheet and is described in detail in Schedule 5.04(c) hereto.

         Section 5.05. RESTRICTIVE COVENANT.

         (a) The parties acknowledge that the business of Baseline is carried throughout the United States (the "Territory"); that Baseline's customers and sales representatives are or will be located throughout the Territory after the Closing; that Baseline and QIC have built up a good deal of goodwill in the Territory; and that the ability of MOCON to protect such goodwill is material to the transaction contemplated by this Agreement. Accordingly, during the "Restricted Period" (as defined below), neither QIC nor any of its Affiliates, shall, without the prior written consent of MOCON, (i) directly or indirectly, in any part of the Territory, engage or be interested in or carry on (whether as owner, partner, consultant, employee, agent, or otherwise) any business, activity, or enterprise which is similar to or competes with any aspect of the business carried on by Baseline as of the Closing Date; (ii) directly or indirectly employ or otherwise engage, or offer to employ or otherwise engage, any person who as of the Closing Date or during the three year period preceding the Closing Date is or was an employee, sales representative, or agent of Baseline or (iii) directly or indirectly induce or influence any customer, supplier, or other person that has a business relationship with MOCON to discontinue or reduce the extent of such relationship. As used herein, the "Restricted Period" shall mean the period expiring on the fifth (5th) anniversary of the Closing Date. In addition, neither QIC nor its Affiliates shall ever use or divulge any trade secrets, customer or supplier lists, pricing information, marketing arrangements, strategies, business plans, internal performance statistics, training manuals, or other information concerning Baseline that is competitively sensitive or confidential, unless such information is required to be disclosed by law, rule or regulation or by reason of subpoena, court order or government action; provided, however, that neither QIC nor any of its Affiliates shall disclose such information until they have given MOCON prompt notice of the requirement to disclose and MOCON, should it so desire, has had a reasonable opportunity to take any action designed to prevent such disclosure.

         (b) Because a breach, or attempted or threatened breach, of this restrictive covenant will result in immediate and irreparable injury to Baseline and MOCON for which they will not have an adequate remedy at law, MOCON shall be entitled, in addition to all other remedies, to a decree of specific performance of this covenant and to a temporary and permanent injunction enjoining such breach, without posting bond or furnishing similar security.

         (c) The provisions of Section 5.05(a) notwithstanding, QIC or any of its Affiliates may invest in a publicly held company, provided that such investment does not constitute more than five percent (5%) of the issued and outstanding securities of such company and any such person is strictly a passive investor without any direct or indirect involvement in the operations of the company.

         Section 5.06 BENEFITS MATTERS.

         (a) QIC shall cause Baseline to take all necessary actions to terminate the Baseline Industries Inc. 401(k) Plan (the "Baseline 401(k) Plan") prior to the Closing Date, including the adoption of any necessary plan amendments and board resolutions. Such termination will be effective on or before the Closing Date. Legal counsel of QIC's choosing shall, within 45 days after the Closing Date, at QIC's sole cost and expense, prepare for Baseline a request for a compliance statement under the IRS VCP correction program, as described in IRS Revenue Procedure 2001-17, and will submit the VCP filing to the IRS. Prior to such submission, QIC shall provide a copy of the submission package to Baseline for its review and comments. The VCP submission may include, but is not limited to: (i) a completed IRS Form 5310, Request for Determination Upon Plan Termination; (ii) the current standardized adoption agreement and prototype plan document; (iii) the executed amendment and board resolutions terminating the Baseline 401(k) Plan; (iv), a completed non-standardized prototype adoption agreement that Baseline would propose to adopt effective retroactively to 1-1-99 through and including the Baseline 401(k) Plan termination date in lieu of the standardized prototype adoption agreement; (v) any necessary amendments required by the IRS upon plan termination; and (vi) a proposed corrective action consisting of execution of the retroactively effective non-standardized adoption agreement in lieu of the standardized adoption agreement. QIC's designated legal counsel shall, at QIC's sole expense, follow through with the IRS to obtain the VCP compliance statement and provide to Baseline, for its execution, the IRS-approved corrective action. QIC and Parent shall indemnify Baseline and MOCON for the fees, penalties, taxes or other costs incurred by Baseline in connection with the VCP compliance statement and in taking the VCP corrective action. Following receipt of the IRS VCP compliance statement and favorable determination letter, Baseline shall at its own expense complete the Baseline 401(k) Plan termination process, including the distribution of all Plan assets and the preparation and filing of all reports and filings. Notwithstanding the foregoing, indemnification payments under this Section 5.06 shall not include any amount to reimburse Baseline or MOCON for legal, accounting, or administrative costs incurred by them in reviewing or approving the VCP compliance statement or for legal, accounting, or administrative costs incurred by them in implementing the IRS-approved corrective action.

         (b) MOCON shall, or shall cause Baseline to, assume any obligation of QIC or any Affiliated Organization to make group health plan continuation (COBRA) coverage available to any individual who is an "M&A qualified beneficiary" with respect to the transactions contemplated by this Agreement (the Transaction") within the meaning of Treasury Regulation ss. 54.4980B-9, Q/A-4, namely any individual who is or becomes entitled to COBRA coverage as a result of a qualifying event that occurred prior to or in connection with the Transaction and who is, or whose qualifying event occurred in connection with, a covered employee under the applicable Baseline group health plan or plans whose last employment prior to the qualifying event was with Baseline.


                                   ARTICLE VI

                               CLOSING DELIVERIES

         Section 6.01. DELIVERIES OF QIC. At the Closing, QIC shall deliver to MOCON the following:

         (a) A stock power, duly executed by QIC as of the Effective Time, which has the effect of transferring, free and clear of all Liens, the Shares, to MOCON.

         (b) The executed opinion of Jonathon M. Duke, counsel to the QIC, in the form attached hereto as Exhibit 6.01(b).

         (c) Certified resolutions of the board of directors of QIC approving the execution, delivery and performance of this Agreement by QIC.

         (d) The resignations of such officers and directors of Baseline as are requested by MOCON.

         (e) The Escrow Agreement, duly executed by QIC.

         (f) Certificates of Good Standing for Baseline from the state Colorado.

         (g) A quitclaim deed conveying all of QIC's interest in the Lyons Real Property to Baseline.

         (h) A termination of the Sales Representation Agreement between Baseline and QIC dated July 1, 2000, as amended on November 7, 2000.

         (i) A copy of the Distribution Agreement duly executed by Questar Energy Services, Inc.

         (j) Resolutions of the Baseline Board of Directors terminating the Baseline 401(k) Plan.

         (k) Termination Amendment of the Baseline 401(k) Plan; duly executed by Baseline.

         (l) Evidence of notice to employees of Baseline regarding the termination of the Baseline 401(k) Plan.

         (m) Such other certificates and documents as are reasonably requested by MOCON.

         Section 6.02. DELIVERIES OF MOCON. At the Closing, MOCON shall deliver to QIC the following:

         (a) The cash amount of $3,060,000 delivered by wire transfer in accordance with the instructions provided by QIC.

         (b) Certified resolutions of the board of directors of MOCON approving the execution, delivery and performance of this Agreement by MOCON.

         (c) The Escrow Agreement, duly executed by MOCON.

         (g) Such other certificates and documents as are reasonably requested by QIC.

                                   ARTICLE VII

                                 INDEMNIFICATION

         Section 7.01. SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

The representations and warranties of the Parties hereto contained in this Agreement or in any writing delivered pursuant hereto or at the Closing shall survive such Closing and the consummation of the transactions contemplated hereby (and any examination or investigation by or on behalf of any party hereto) until the third anniversary of the Closing Date; provided, however, that the representations contained in Sections 3.17 (Taxes); 3.29 (Environmental) and
3.18 (Benefit Plans) shall survive until the expiration of the applicable statutes of limitation.

         Section 7.02. INDEMNIFICATION.

(a) QIC covenants and agrees to defend, indemnify and hold harmless Baseline, MOCON and their respective Affiliates (the "Buyer Indemnified Parties") from and against any and all losses, Liabilities, fines, fees, penalties, deficiencies, obligations, costs, expenses, damages or judgements of any kind or nature whatsoever (including reasonable attorneys', accountants' and experts' fees, disbursements of counsel, and other costs and expenses incurred in connection with or pursuing indemnification claims under this Article VII) ("Damages") arising out of or resulting from: (i) any misrepresentation, inaccuracy in or breach of any representation or warranty made by QIC in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing; (ii) the failure of QIC or any of its Affiliates to perform or observe fully any covenant, agreement or provision to be performed or observed by QIC or its Affiliates pursuant to this Agreement; (iii) any claim for Damages which a shareholder, director, officer or employee of QIC or its Affiliates had, has or may have against Baseline or any of its officers, directors or employees arising out of or in any way relating to any act or failure to act prior to the Closing Date; (iv) any claim for Damages which an employee of Baseline on or prior to the Closing Date had, has or may claim to have against QIC or any of its Affiliates or Baseline or any of its officers, directors or employees arising solely out of or in any way relating to any act prior to the Closing Date, (v) any claim by QIC or its Affiliates that Baseline has not satisfied in full, as of the Effective Time and the Closing Date, any Liability which Baseline or its Affiliates has to QIC or its Affiliates other than the Pension Liability (as such term in defined in Section 1.04 hereof), (vi) the claims for Damages of any broker, finder, or similar person engaged by Baseline to the extent such claims arise or accrue prior to the Closing Date; and (vii) any and all Liabilities of Baseline, arising, existing or accruing prior to the Closing Date (or that arise out of any act that occurred prior to the Closing Date) except for (y) liabilities reflected on the Closing Balance Sheet and (z) liabilities set forth in Section 3.07 of the Disclosure Schedule.

         (b) MOCON covenants and agrees to defend, indemnify and hold harmless QIC and its Affiliates from and against any Damages arising out of or resulting from: (i) any inaccuracy in or breach of any representation or warranty made by MOCON in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing, (ii) the failure by MOCON to perform or observe any covenant, agreement or condition to be performed or observed by it pursuant to this Agreement or (iii) any claim for Damages which an employee of Baseline has or may claim to have against QIC or any of its Affiliates or any of its officers, directors, or employees arising out of or in any way relating to the employment agreements referenced on Section 3.18(d) of the Disclosure Schedule or the Baseline Incentive Program listed in the Disclosure Schedule; provided, however, that MOCON shall have no obligation to indemnify QIC or any QIC and its Affiliates under clause (iii) of this Section 7.02(b) if there is any breach of representation or warranty concerning such employment agreements or the Baseline Incentive Program.

         Section 7.03. QIC LIMITATION OF LIABILITY.

         Notwithstanding any provision of this Agreement to the contrary, QIC shall not have any obligation to indemnify the Buyer Indemnified Parties pursuant to Section 7.02(a) until the Buyer Indemnified Parties have suffered Damages in excess of $100,000 in the aggregate (the "Exception Amount), in which case the Buyer Indemnified Parties shall be entitled to full indemnification of all of its Damages and the Exception Amount shall not apply; provided however, that such Exception Amount shall not apply in the case of (i) a breach by QIC of the representations and warranties contained in Section 3.17 (Taxes) or Section
3.18 (Benefit Plans) or the covenants with respect to the Baseline 401(k) Plan as set forth in Section 5.06 hereof or (ii) in the matters described in clauses
(v) and (vi) of Section 7.02(a).

         Section 7.04 ENVIRONMENTAL MATTERS.

         (a) QIC shall indemnify the Buyer Indemnified Parties from and against and all Damages arising out of, resulting from or related to (i) the subject matters of the NFA Letter (i.e., the 1,1-dicholorethane contamination and the 1,1,1-trichlorethane contamination) or (ii) the leach field for the septic system that was previously removed from the Properties, but only in the event that (X) remediation for either of such matters is required by a Governmental Entity or under any Law and (Y) the need for such remediation did not result from a problem caused by Baseline after the Closing Date. QIC's obligation to indemnify the Buyer Indemnified Parties under this Section 7.04 shall expire ten (10) years after the Closing Date.

         (b) QIC shall not have any obligation to indemnify the Buyer Indemnified Parties pursuant to Section 7.04(a) until the Buyer Indemnified Parties have suffered Damages in excess of $10,000, in which case the Buyer Indemnified Parties shall be entitled to full indemnification under this Section
7.04 of all of its Damages and the limitation set forth in this Section 7.04 shall not apply.

         Section 7.05 FOREIGN QUALIFICATION. QIC shall indemnify the Buyer Indemnified Parties from and against and all Damages arising out of, resulting from or related to the failure of Baseline to be qualified as a foreign corporation in the state of Connecticut for any period preceding the Closing Date.

         Section 7.06 REAL PROPERTY.

         (a) QIC shall indemnify the Buyer Indemnified Parties from and against and all Damages arising out of, resulting from or in order to remedy any title and/or survey issues existing on the Lyons Real Property as of the Closing Date that are unacceptable to MOCON in its sole and absolute discretion, including, but not limited to, (i) any facts, rights, interests, defects or claims which could be ascertained by an examination of the Survey (as defined below), (ii) easements, claims of easements or encumbrances which are not shown in the public records, (iii) encroachments, (iv) lack of access to publicly dedicated streets,
(v) setback and zoning violations and (vi) improvements located within easements (collectively, "Title and Survey Matters"). Any Title and Survey Matter for which a Buyer Indemnified Party seeks indemnity under this Section 7.06 within two (2) years after the Closing Date shall be presumed to have existed on the Closing Date (which such presumption may be rebutted by QIC upon a showing of clear and convincing evidence to the contrary) and any Title and Survey Matter for which a Buyer Indemnified Party seeks indemnity under this Section 7.06 after two (2) years after the Closing Date shall be presumed to have arisen after the Closing Date (which such presumption may be rebutted by the Buyer Indemnified Parties upon showing of clear and convincing evidence to the contrary).

         (b) "Survey" means an "As-Built" survey of the Lyons Real Property prepared in accordance with the "Minimum Standard Detail Requirements for ALTA/ACSM Land Surveys" jointly established and adopted by ALTA, ACSM and NSPS in 1999 including Table A items 1, 3, 4, 6, 7(a), 8, 9, 10, 11(a), 14, 15 and
16, which such survey Purchaser will use its commercially reasonable efforts to have completed no later than November 30, 2001.

         Section 7.07 TAXES.

         QIC shall indemnify the Buyer Indemnified Parties from and against and all Damages arising out of, resulting from or related to any omission, deficiency, error, misstatement or misrepresentation, whether innocent, intentional or fraudulent, in any Tax Return filed by or on behalf of Baseline, or with respect to the operations of Baseline, for any period (or portion of any period) preceding the Closing Date.

         Section 7.08. LIMITATIONS OF LIABILITY.

         (a) Notwithstanding any provision of this Agreement to the contrary, MOCON shall not have any obligation to indemnify QIC pursuant to Section 7.02(b) until QIC has suffered Damages in excess of the Exception Amount, in which case QIC shall be entitled to full indemnification of all of its Damages and the Exception Amount shall not apply.

         (b) The maximum amount of indemnification, in the aggregate, to which the Buyer Indemnified Parties shall be entitled shall not exceed the Purchase Price. The maximum amount of indemnification, in the aggregate, to which QIC shall be entitled shall not exceed the Purchase Price.

         Section 7.09 CLAIMS FOR INDEMNIFICATION.

         Whenever any claim shall arise for indemnification hereunder, the party seeking indemnification (the "Indemnified Party") shall promptly notify the party from whom indemnification is sought (the "Indemnifying Party") of the claim and, when known, the facts constituting the basis for such claim. The Indemnified Party shall use commercially reasonable efforts to mitigate the damages suffered by the Indemnified Party, provided, however that such efforts will be at the expense of the Indemnifying Party and shall be considered to be part of the claim for which indemnity is sought. In the case of any such claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings of a third party, the notice to the Indemnifying Party shall specify, if known, the amount or an estimate of the amount of the liability arising therefrom. If the Indemnifying Party is of the opinion that the Indemnified Party is not entitled to indemnification, or is not entitled to indemnification in the amount claimed in such notice, it shall deliver, within twenty (20) days after the receipt of such notice, a written objection to such claim and written specifications in reasonable detail of the aspects or details objected to, and the grounds for such objection. If the Indemnifying Party shall fail to file timely written notice of objection to any claim for indemnification, it shall be deemed to have agreed to the claim for indemnification and shall promptly pay to the Indemnified Party the amount of such claim. If the Indemnifying Party does deliver a written objection in such twenty (20) day period, the validity and the amount of the claims shall be determined by arbitration pursuant to Section 8.13 hereof. As a non-exclusive remedy, an Indemnified Party shall have the right to set-off the amount of such claim or award against any amount yet owed, whether due or to become due, by the Indemnified Party to any Indemnifying Party by reason of this Agreement or any agreement or arrangement or contract to be entered into in connection herewith. In the event that Purchaser seeks indemnity from the Shareholders for any matter other than a failure of the Shareholders to pay to Purchaser the adjustment to purchase price as described in Subsection 1.3 hereof, Purchaser shall seek indemnity from the amounts on deposit in accordance with the Escrow Agreement prior to seeking indemnity directly from one or more of the Shareholders.

         Section 7.10. INDEMNIFICATION NON-EXCLUSIVE.

The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable or common-law remedy any party may have for breach of representation, warranty, covenant or agreement.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

         Section 8.01. FURTHER ASSURANCES.

         Each Party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

         Section 8.02 NOTICES.

Any notice or communication required or permitted hereunder shall be in writing and either delivered personally or telecopied (with confirmation of receipt) or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally or telecopied (with confirmation of receipt) or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such Person may subsequently designate by notice given hereunder.

                  (a)      If to MOCON, to
                           MOCON, Inc.
                           7500 Boone Avenue North
                           Minneapolis, Minnesota 55428
                           Attention:  Chief Financial Officer

                  with a copy to:

                           Oppenheimer Wolff & Donnelly, LLP
                           45 S. 7th Street
                           Plaza VII Building, Suite 3300
                           Minneapolis, MN 55402
                           Attention:  Phillip B. Martin

                  (b)      If to QIC, to

                           Questar InfoComm, Inc.
                           180 East 100 South
                           P.O. Box 45433
                           Salt Lake City, Utah 84145-0433

                           Telecopy:  801.324.5131
                           Telephone: 801.324.5938
                           Attention: Jonathan M. Duke

         Section 8.03. INTERPRETATION.

(a) When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.

         (b) whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

         Section 8.04. DESCRIPTIVE HEADINGS.

         The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         Section 8.05. COUNTERPARTS.

         This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         Section 8.06. ENTIRE AGREEMENT.

         This Agreement (including the documents and the instruments referred to herein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         Section 8.07. NO THIRD PARTY BENEFICIARIES.

         This Agreement (including the Disclosure Schedules, documents and the instruments referred to herein) is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

         Section 8.08. GOVERNING LAW.

         This Agreement shall be governed and construed in accordance with the internal substantive laws of the State of Colorado without regard to any applicable conflicts of law.

         Section 8.09. SEVERABILITY.

              (a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect.

(b) In the event any court or other competent authority holds any provision of this Agreement to be null, void or unenforceable, the Parties hereto shall negotiate in good faith the execution and delivery of an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the Parties hereto with respect to such provision.

         Section 8.10. BINDING EFFECT.

         This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties hereto and their respective successors and permitted assigns.

         Section 8.11. ASSIGNMENT.

         Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

         Section 8.12. AMENDMENTS; WAIVER.

         This Agreement may be amended by the Parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the Parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

         Section 8.13 ARBITRATION.

Any controversy or claim arising out of or relating to this Agreement, or the making, performance or interpretation thereof, other than a breach, or alleged breach of QIC or any of its Affiliates of Section 5.05 hereof, shall be settled by binding arbitration in Denver, Colorado by a panel of three arbitrators in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Judgment upon any arbitration award may be entered in any court having jurisdiction thereof.

         Section 8.14 KNOWLEDGE OF QIC.

         The phrases "to the knowledge of QIC," "to QIC's knowledge" or words of comparable import shall mean facts or circumstances within the actual personal knowledge of any executive officer of QIC or any manager level or higher employee of Baseline. Facts or circumstances shall be deemed to be within the "actual personal knowledge" of any of the above persons if such person knew, or would have known had such person made due inquiry, of such facts and circumstances.

         Section 8.15 GUARANTEE BY PARENT.

         Parent hereby unconditionally and irrevocably guarantees all obligations of QIC under this Agreement and any amendments hereof in each case when and as the same shall become due and payable in accordance with the Agreement. Parent permanently waives any right of subrogation, contribution, reimbursement, or indemnity from or against MOCON, Baseline or any of their respective Affiliates, it now possess or hereafter acquire, whether by operation of law or contract as a result of any payment or obligation under this Section 11.14.

         IN WITNESS WHEREOF, MOCON, QIC and Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.



   QUESTAR INFOCOMM, INC.                             QUESTAR CORPORATION



   BY: /s/ Glen H. Robinson                           BY: /s/ Keith O. Rattie
       -----------------------                            ----------------------
       NAME: GLENN H. ROBINSON                            NAME: KEITH O. RATTIE
       TITLE: PRESIDENT & CEO                             TITLE: PRESIDENT & COO





                                              MOCON



                                              BY: /s/ Robert L. Demorest
                                                  ------------------------------
                                                  NAME: ROBERT L. DEMOREST
                                                  TITLE: CHIEF EXECUTIVE OFFICER